UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ormat Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-32347	88-0326081
(State or other jurisdiction of	Commission file number	(IRS Employer Identification No.)
incorporation or organization)

6225 Neil Road, Reno, Nevada	89511-1136
(Address of principal executive offices)	(Zip Code)

Doron Blachar, CFO

(775) 356-9029

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction:

This Specialized Disclosure Report on Form SD (this “Form SD”) of Ormat Technologies, Inc. ("Ormat", the "Company" or "we") for the year ended December 31, 2014 is presented to comply with Rule 13p-1 ("Rule 13p-1") promulgated under the Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13p-1, every registrant that (i) files reports with the Securities and Exchange Commission ("SEC") under Sections 13(a) or 15 (d) of the Exchange Act and (ii) has "conflict minerals" that are necessary to the functionality or production of a product manufactured or contracted by that registrant to be manufactured, is required to file a report on Form SD within the period specified therein. Conflict minerals are defined to include tin, tantalum, tungsten and gold ("3TG").

We are a Delaware corporation, whose shares of common stock are listed on the New York Stock Exchange and on the Tel Aviv Stock Exchange and are registered with the Securities and Exchange Commission (the "SEC").

We are a leading vertically integrated company, currently engaged primarily in the geothermal and recovered energy power business, with the objective of becoming a leading global provider of renewable energy. We currently conduct business activities in the following two business segments:

● Electricity Segment — in this segment we develop, build, own and operate geothermal and recovered energy-based power plants in the United States and geothermal power plants in other countries around the world and sell the electricity they generate; and

● Product Segment — in this segment we design, manufacture and sell equipment for geothermal and recovered energy-based electricity generation, remote power units and other power generating units and provide services relating to the engineering, procurement, construction, operation and maintenance of geothermal and recovered energy-based power plants.

In accordance with applicable SEC rules, we conducted due diligence on the source and chain of custody of those conflict minerals used in our Product Segment. We concluded that no such examination is necessary with respect to the Electricity Segment because it does not involve the sale of products by the Company.

The performance requirements of our products often require us to use advanced or sensitive components or materials, which include 3TG.

As more fully described below, as a company that files reports with the SEC under Sections 13(a) or 15(d) of the Exchange Act, and having 3TG necessary in the manufacture of some of our products, we are required to file this Form SD.

Section 1 – Conflict Minerals Disclosure

1.01	– Conflict Minerals Disclosure and Report

In connection with Rule 13p-1, we have adopted a policy with respect to our sourcing of conflict minerals (our "Policy" or "Conflict Minerals Policy").

In accordance with Rule 13p-1 and our Policy, we have concluded that during the 2014 calendar year, (i) we have manufactured and contracted to manufacture products containing conflict minerals and (ii) the use of these minerals is necessary to the functionality or production of these products.

Accordingly, as required by applicable SEC rules, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an "adjoining country" (together, the "Covered Countries") or are from "recycled or scrap sources" (as such terms are defined in Rule 13p-1).

In parallel, we conducted due diligence on the source and chain of custody of those conflict minerals, as more fully described in the Conflict Minerals Report attached as Exhibit 1.01 hereto (the "Report"). We performed the RCOI simultaneously with such due diligence due to the large number of suppliers we identified as ones from whom we source materials or components that may contain 3TG.

As part of our RCOI, we employed several methods to assess whether the necessary conflict minerals in our products originated from any of the Covered Countries, including the following:

●

Internal assessment and analysis of our products to determine which products contain or may contain conflict minerals that are necessary to the functionality or production of these products. To that end, we have compiled a list of suppliers based on the costs for procurement from these suppliers during 2014 (also referred to herein as the "relevant suppliers").

●	We have sent notification letters to our relevant suppliers informing them about the conflict minerals rules and asking them to complete a conflict minerals survey we compiled.

●

We solicited survey responses from relevant suppliers of components of these products using the standard template designed by the Conflict Minerals sourcing Initiative (“CFSI”), known as the Conflict Minerals Reporting Template ("CMRT"). Since many of our suppliers are not subject to Rule 13p-1 nor familiar with the reporting requirements thereunder, we also offered step-by-step instructions for responding to the CMRT.

●

We assessed and examined the responses received and, where appropriate, identified those that require additional follow up. To that end, non-responsive suppliers were reminded periodically to respond to the survey.

Currently, we do not have sufficient information from our suppliers or other sources to determine the complete list of the country of origin of the conflict minerals used in our products or the facilities used to process those conflict minerals. Therefore, Ormat is unable to exclude the possibility that some conflict minerals in its products did, or may have, originated in the Covered Countries and are not from recycled or scrap resources.

Conflict Minerals Disclosure

In accordance with Rule 13p-1, copies of this Form SD and the Conflict Minerals Report are also posted to a publically available Internet site at http://investor.ormat.com/docs.aspx?iid=4087066. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Item 1.02 – Exhibit

See Exhibit 1.01 – Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORMAT TECHNOLOGIES, INC.

 By: /s/Doron Blachar

 Name: Doron Blachar

 Title: CFO

 Date: June 1, 2015